Exhibit 99.1

NEWS RELEASE

Toronto, April 13, 2018

Franco-Nevada To Release First Quarter 2018 Results

First Quarter Results Release:	May 9th after market close
Conference Call and Webcast:	May 10th 8:30 am ET
Dial‑in Numbers:	Toll‑Free: 1‑888‑231‑8191 International: 647‑427‑7450
Webcast:	www.franco‑nevada.com
Replay (available until May 17th):	Toll‑Free: 1‑855‑859‑2056 Toronto: 416‑849‑0833 Pass code: 1867504

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell

Director, Corporate Affairs

416-306-6328

info@franco-nevada.com